SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)

AMX Corporation (Name of Issuer)
Common Stock, par value $0.01 per share (Title of Class of Securities)
00180C10 5 (CUSIP Number)

David L. Filkin
Vice President, Secretary and General Counsel
Duchossois Industries, Inc.
845 Larch Avenue
Elmhurst, Illinois 60126
(630) 279-3600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 8, 2005 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00180C10 5	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CRAIG J. DUCHOSSOIS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. CITIZEN

NUMBER OF SHARES		7	SOLE VOTING POWER None
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 11,379,532(1)
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER None

		10	SHARED DISPOSITIVE POWER 11,379,532(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,379,532(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.5%

14	TYPE OF REPORTING PERSON* IN

*
SEE INSTRUCTIONS BEFORE FILLING OUT

(1)
Beneficial ownership of the common stock referred to herein is being reported hereunder solely because Craig J. Duchossois may be deemed to have beneficial ownership of such shares as a result of his position as a director and executive officer of, and his ability to vote a majority of the outstanding shares of, Thrall Omni. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Craig J. Duchossois that he is the beneficial owner of any of the Shares (as defined below) referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 00180C10 5	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THRALL OMNI COMPANY, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF, WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES		7	SOLE VOTING POWER None
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 11,379,532
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER None

		10	SHARED DISPOSITIVE POWER 11,379,532

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,379,532

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.5%

14	TYPE OF REPORTING PERSON* CO

*
SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 00180C10 5	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AMHERST ACQUISITION CO.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES		7	SOLE VOTING POWER None
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 11,379,532
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER None

		10	SHARED DISPOSITIVE POWER 11,379,532

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,379,532

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.5%

14	TYPE OF REPORTING PERSON* CO

*
SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 00180C10 5	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RICHARD L. DUCHOSSOIS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. CITIZEN

NUMBER OF SHARES		7	SOLE VOTING POWER None
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 11,379,532(1)
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER None

		10	SHARED DISPOSITIVE POWER 11,379,532(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,379,532(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.5%

14	TYPE OF REPORTING PERSON* IN

*
SEE INSTRUCTIONS BEFORE FILLING OUT

(1)
Beneficial ownership of the common stock referred to herein is being reported hereunder solely because Richard L. Duchossois may be deemed to have beneficial ownership of such shares as a result of his position as a director and executive officer of, and his ability to direct the voting and investment decisions of, DII. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Richard L. Duchossois that he is the beneficial owner of any of the Shares (as defined below) referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 00180C10 5	Page 6 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DUCHOSSOIS INDUSTRIES, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS

NUMBER OF SHARES		7	SOLE VOTING POWER None
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 11,379,532(1)
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER None

		10	SHARED DISPOSITIVE POWER 11,379,532(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,379,532(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.5%

14	TYPE OF REPORTING PERSON* CO

*
SEE INSTRUCTIONS BEFORE FILLING OUT

(1)
Beneficial ownership of the common stock referred to herein is being reported hereunder solely because DII may be deemed to have beneficial ownership of such shares as a result of the relationship between DII and Thrall Omni. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by DII that it is the beneficial owner of any of the Shares (as defined below) referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

        This Amendment No. 2 ("Amendment No. 2") amends and supplements the Schedule 13D filed on February 24, 2005 and Amendment No. 1 to the Schedule 13D filed on March 29, 2005 (as so amended and supplemented, the "Schedule 13D") by Craig J. Duchossois, Thrall Omni Company, Inc., Amherst Acquisition Co., Richard L. Duchossois and Duchossois Industries, Inc. in connection with the offer by Amherst Acquisition Co., a wholly owned subsidiary of Thrall Omni Company, Inc., which is an affiliate of Duchossois Industries, Inc., to purchase all outstanding shares (the "Shares") of common stock of AMX Corporation at a purchase price of $22.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 24, 2005 (as amended and supplemented). Unless otherwise indicated, all capitalized terms used but not defined in this Amendment No. 2 shall have the meanings ascribed to them in the Schedule 13D filed on February 24, 2005. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information reported on the Schedule 13D.

Item 5. Interest in Securities of the Issuer

        Item 5 is amended and restated as follows:

          (a) and (b) As previously announced, the initial offering period for the Offer expired at midnight, New York City time, on March 23, 2005. The subsequent offering period expired at 5:00 p.m., New York City time, on April 7, 2005. The Bank of New York, the Depositary for the Offer, has advised DII that, as of the expiration of the subsequent offering period, an aggregate of 832,832 Shares were validly tendered in the subsequent offering period. Together with the 10,015,173 Shares Subcorp acquired pursuant to the offer and the 531,527 Shares Subcorp acquired pursuant to notices of guaranteed delivery, Subcorp acquired in the Offer 11,379,532 Shares, representing approximately 92.5% of the outstanding Shares.

          By virtue of his position as a director and executive officer of, and his ability to vote a majority of the outstanding shares of, Thrall Omni, Craig J. Duchossois, for purposes of Rule 13d-3, may be deemed to beneficially own the Shares.

          By virtue of the relationship between DII and Thrall Omni, in connection with this transaction, DII, for purposes of Rule 13d-3, may be deemed to beneficially own the Shares.

          By virtue of his position as a director and executive officer of, and his ability to direct the voting and investment decisions of, DII, Richard L. Duchossois, for purposes of Rule 13d-3, may be deemed to beneficially own the Shares.

          Except as set forth in this Item 5, none of the Reporting Persons or, to the knowledge of any Reporting Person, any of their respective executive officers or directors, beneficially owns or has the power to vote or cause the vote of any Shares.

          Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Shares referred to in this Item 5 for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

          (c)    Except as described herein, no transactions in the Shares were effected by any Reporting Person or, to the knowledge of any Reporting Person, any of their respective executive officers and directors, during the 60 days prior to the date hereof.

          (d)    Not applicable.

          (e)    Not applicable.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2005

/s/ CRAIG J. DUCHOSSOIS Craig J. Duchossois
THRALL OMNI COMPANY, INC.
/s/ CRAIG J. DUCHOSSOIS Craig J. Duchossois, President
AMHERST ACQUISITION CO.
/s/ CRAIG J. DUCHOSSOIS Craig J. Duchossois, President
/s/ RICHARD L. DUCHOSSOIS Richard L. Duchossois
DUCHOSSOIS INDUSTRIES, INC.
/s/ CRAIG J. DUCHOSSOIS Craig J. Duchossois, Chief Executive Officer